Thomas F. Zimmerman, Ph.D.

8 November 2003

Geoffrey V. Seaman
Rapid Bio Tests Corporation
5409 Ivy Street
Springfield, Oregon 94748

Dear Geoffrey,

I am very appreciative of the opportunity for the in depth discussion of the various challenges confronting the RBIO venture over the next several months we were able to have last weekend. It has provided me with a much better understanding of the requirements necessary to see a successful launch of the business.

Unfortunately, I have reached the conclusion that given previous commitments, I cannot fairly balance these with the level of effort necessary for RBIO. Therefore, I must resign and withdraw from further participation in RBIO.

I am appreciative of the invitation to participate, and of your confidence in me. Be assured that all matters of business disclosed to me remain confidential. I will refer any future contacts regarding RBIO directly to you.

Sincerely,

/s/T.F. Zimmerman
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T.F. Zimmerman, PhD

CC: T.F. Zimmerman, JD